UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Short, Jay M
   1600 Faraday Avenue


   Carlsbad, CA  92008
2. Issuer Name and Ticker or Trading Symbol
   Invitrogen Corporation (IVGN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   4/24/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Board Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                                                                     5,000          I  by Spouse

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Non-Qualified Stock Option     $3.8000                                                                                 11/06/07
(right to buy)
Non-Qualified Stock Option     $0.8357                                                                                 11/03/05
(right to buy)
Non-Qualified Stock Option     $12.0000                                                                   01/16/00     01/15/10
(right to buy)
Non-Qualified Stock Option     $30.0800        04/24/03       A         10,000                            04/24/04     04/24/13
(right to buy)
Non-Qualified Stock Option     $35.1200                                                                   05/24/03     05/24/12
(right to buy)
Non-Qualified Stock Option     $57.8750                                                                                04/27/10
(right to buy)
Non-Qualified Stock Option     $66.6200                                                                                04/27/11
(right to buy)
Non-Qualified Stock Option     $8.5000                                                                                 11/03/08
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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
Non-Qualified Stock Option               Common Stock                   2,000                     2,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   25,000                    25,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option     04/24/03  Common Stock                   10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   45,000                    45,000        I   by Spouse
(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ By: John A. Cottingham
    For: Jay M. Short
DATE 04/25/03